FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 38th, 39th and 40th Series of Unsecured Straight Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 19, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Issues 38th, 39th and 40th Series of Unsecured Straight Bonds

Tokyo, February 19, 2013—Nomura Holdings, Inc. today announced that it has determined the terms of its 38th, 39th, and 40th series of unsecured straight bonds in the total principal amount of 180 billion yen. The bonds will be issued to institutional investors in Japan. Terms of the issues are as outlined below.

38th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	66.5 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	0.605% per annum

5.	Offering Period	February 19, 2013

6.	Payment Date	February 26, 2013

7.	Interest Payment Dates	February 26 and August 26 each year

8.	Maturity Date	February 26, 2016

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Mizuho Corporate Bank, Ltd.

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 38th, 39th and 40th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

39th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	69 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	0.853% per annum

5.	Offering Period	February 19, 2013

6.	Payment Date	February 26, 2013

7.	Interest Payment Dates	February 26 and August 26 each year

8.	Maturity Date	February 26, 2018

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Mizuho Corporate Bank, Ltd.

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 38th, 39th and 40th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

40th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	44.5 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	1.249% per annum

5.	Offering Period	February 19, 2013

6.	Payment Date	February 26, 2013

7.	Interest Payment Dates	February 26 and August 26 each year

8.	Maturity Date	February 26, 2020

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Mizuho Corporate Bank, Ltd.

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 38th, 39th and 40th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.